NO ACT

PO
11-09-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

09013116

Received SEC

DEC 1 8 2009

Washington, DC 20549

December 18, 2009

Act: _____ 1934 _____
Section: _____
Rule: _____ 14a-8 _____
Public
Availability: __12-18-2009__

Scott Towers
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

Re: Exelon Corporation
        Incoming letter dated November 9, 2009

Dear Mr. Towers:

        This is in response to your letter dated November 9, 2009 concerning the shareholder proposal submitted to Exelon by Bernard H. Meyer. We also have received a letter from the proponent dated November 10, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

        In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

                                        Sincerely,

                                        Heather L. Maples
                                        Senior Special Counsel

Enclosures

cc: Bernard H. Meyer

December 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
        Incoming letter dated November 9, 2009

The proposal recommends that monies donated by Exelon be recovered and "returned to both Exelon customers and shareholders."

There appears to be some basis for your view that Exelon may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently identify how the funds, if recovered, should be divided among customers and shareholders. Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Exelon relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Ballard Spahr
LLP

1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599
TEL 215.665.8500
FAX 215.864.8999
www.ballardspahr.com

November 9, 2009

<u>**Via Electronic Mail (shareholderproposals@sec.gov)**</u>

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exelon Corporation – Shareholder Proposal
of Bernard H. Meyer

Ladies and Gentlemen:

This letter is to inform you that our client, Exelon Corporation ("Exelon"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), intends to omit from its proxy statement and form of proxy for its 2010 annual meeting of shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal received from Bernard H. Meyer (the "Proponent")[1] by letter dated March 17, 2009 (the "Proposal"), a copy of which is attached hereto as Exhibit A.

Accordingly, on behalf of Exelon, we respectfully request that the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the "Commission" or the "Staff") concur in our view that the Proposal may be omitted from the 2010 Proxy Materials:

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[1] Bernard H. Meyer is the beneficial owner of 46 shares of Exelon's common stock, and has held shares of Exelon common stock since September 3, 2003.

(1)   under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Exelon's ordinary business operations;

(2)   under Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania;

(3)   under Rule 14a-8(i)(6), because Exelon would lack the power to implement the Proposal; and

(4)   under Rule 14a-8(i)(3), because the Proposal violates Rule 14a-9 in that it contains materially false, misleading and ambiguous statements.

To the extent the reasons for such omission are based on matters of state law, this letter constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(ii). The signatory of this letter is a duly licensed attorney in the Commonwealth of Pennsylvania.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachments are being emailed to the Commission at shareholderproposals@sec.gov. Because this request will be submitted electronically pursuant to SLB 14D, the Company is not enclosing the additional six (6) copies ordinarily required by Rule 14a-8(j). Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing him of Exelon's intention to omit the Proposal from the 2010 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty (80) calendar days before Exelon intends to file its definitive 2010 Proxy Materials with the Commission. On behalf of Exelon, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to us only.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they submit to the Commission. Accordingly, on behalf of Exelon, we hereby request the Proponent to send a copy of any correspondence that he submits to the Commission with respect to the Proposal to our attention, c/o Exelon Corporation, 10 S. Dearborn Street, 53rd Floor, Chicago, IL 60603.

THE PROPOSAL

The Proposal requires action by Exelon on the following matter:

> [I]t is recommended that the monies "donated" by Exelon be
> recovered and returned to both Exelon customers and shareholders.

The Proponent previously submitted two other shareholder proposals essentially identical to the Proposal for Exelon's 2005 and 2006 annual meeting. Exelon sought no action relief for both shareholder proposals, specifically with a no-action request submitted to the Staff on February 7, 2005 and a no-action request submitted to the Staff on December 14, 2005. The Staff granted Exelon's requests for no-action relief by letters dated March 14, 2005 and January 20, 2006, respectively. In the Staff's March 14, 2005 letter, the Staff granted relief to Exelon in reliance on rules 14a-8(b) and 14a-8(f) because "the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b)." In addition, in the Staff's January 20, 2006 letter, the Staff granted relief in reliance on rules 14a-8(b) and 14a-8(f) because the Proponent "failed to supply, within 14 days of receipt of Exelon's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b)." Copies of these letters are attached hereto as Exhibit B and Exhibit C, respectively.

Although the Proponent initially failed to provide a statement that the Proponent intends to hold the minimum number of Exelon securities through the date of the annual shareholders meeting at issue as required by Rule 14a-8, the Proponent has resolved such procedural deficiency. In addition, the Proponent indicated that the Proposal was a "proxy statement proposal for 2009 or 2010." This procedural deficiency has also been resolved, as indicated in Exelon's letter to the Proponent dated April 3, 2009: "Proposals to be included in the proxy statement for the 2009 annual meeting were required to be received by Exelon no later than November 19, 2008 and therefore your Proposal could not be included in the proxy statement for the annual meeting of shareholders of Exelon to be held on April 28, 2009, which was made available to shareholders on March 19, 2009."

The Proposal also includes the following supporting statements:

> As per the recent Senator Vincent Fumo corruption trial where he
> was convicted on 137 corruption counts: "Prosecutors said Fumo
> plundered the resources of Citizens' Alliance after persuading Peco
> Energy, a utility regulated by the state, to give the group $17
> million. Fumo admitted only that he "borrowed" tools and
> equipment worth a fraction of that amount, or accepted a modest
> amount of perks in exchange for his time. He had started the
> nonprofit and called it 'my nonprofit, my entity, my baby.'" They

say he also systematically destroyed e-mail evidence during the
long FBI probe, the basis for obstruction charges.[2]

ANALYSIS

I. The Proposal may be omitted under Rule 14a-8(i)(7) because it deals with a matter relating to Exelon's ordinary business operations.

Under Rule 14a-8(i)(7), a company may omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The acknowledged purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business matters on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business."[3]

In a series of letters, the Staff has repeatedly taken the position that shareholder proposals relating to a corporation's charitable contributions are excludable under Rule 14a-8(i)(7) (formerly Rule 14a-8(c)(7)).[4] As the Staff has also noted, the mere fact that a proposal may be tied to a social issue would not remove it from the sphere of "ordinary business operations" for purposes of Rule 14a-8(i)(7) (formerly Rule 14a-8(c)(7).[5]

Under the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), the allocation of charitable contributions is a matter that a business corporation is permitted to relegate to its ordinary business operations. Charitable contributions and donations are specifically authorized by Section 1502(a)(9) of the PBCL, which provides that corporations may "make contributions and donations."[6] Under the PBCL, decisions concerning the allocation

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[2] PECO Energy Company ("PECO") is a wholly-owned subsidiary of Exelon.

[3] Exchange Act Release No. 34-12999 (November 22, 1976).

[4] *See* Delta Air Lines, Inc. (July 29, 1999) (Proposal that contributions in excess of $25,000 per year be approved by shareholders properly excluded under Rule 14a-8(i)(7)); *see also, e.g.,* Pacific Gas & Electric Company (January 22, 1997) (proposal advocating that registrant cease funding of a particular charity properly excluded under former Rule 14a-8(c)(7)); Wells Fargo & Company (January 26, 1993) (proposal advocating that registrant not provide funding to a particular charity properly excluded under former Rule 14a-8(c)(7); American Express Co. (February 28, 1992) (proposal advocating that registrant refrain from making contributions in support of organizations that advocate or perform abortions properly excluded under former Rule 14a-8(c)(7); US West, Inc. (February 25, 1992) (same); Exxon Corporation (February 19, 1992) (same); Bank of America Corp. (January 24, 2003) (proposal requesting that registrant refrain from making any charitable contributions).

[5] *See* PepsiCo, Inc. (March 24, 1993).

[6] 15 Pa. C.S.A. Section 1502(a)(9).

of charitable contributions need not be approved by the shareholders of a corporation or by the corporation's board of directors and, as a result, are permitted to be treated by the corporation as a matter relating to the conduct of its ordinary business operations.

Exelon and its subsidiaries contribute on a regular basis to numerous charities and non-profit organizations that serve the communities in which they do business. Exelon treats the allocation of charitable contributions as part of the ordinary business operations of it and its subsidiaries.

To the extent the Proposal is read as one relating to charitable contributions made by Exelon, we believe it falls squarely within the type of proposals that the Staff has stated may be excluded under Rule 14a-8(i)(7) and thus may properly be omitted by Exelon from the 2010 Proxy Materials.[7]

To the extent that the Proposal is read only as a request for the return of funds that PECO paid to Citizens' Alliance, such funds were made as parts of settlements of litigation in two regulatory proceedings before the Pennsylvania Public Utility Commission.[8] Former Senator Vincent J. Fumo intervened in both matters and, in connection with those matters, there were ongoing settlement negotiations between PECO on one hand, and former Senator Fumo. The payments to Citizens' Alliance resulted from those settlements. Section 1502(a)(2) of the PBCL expressly permits a corporation to sue and be sued and to participate in judicial and other types of proceedings. Therefore, under the PBCL, decisions concerning litigation, including settlement decisions, need not be approved by shareholders of a corporation and are thus permitted to be treated as ordinary business operations under Rule 14a-8(i)(7). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7).

II.   The Proposal may be omitted under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

A shareholder proposal that purports to require board action improperly dismisses the authority of the board of directors under state law to decide whether a particular matter is in the best interests of the company at issue. The Proposal seeks shareholder approval of the Proponent's recommendation for Exelon to recover funds that were "donated" by Exelon and return such

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[7]   See Delta Air Lines, Inc. (July 29, 1999) (proposal that contributions in excess of $25,000 per year be approved by shareholders properly excluded under Rule 14a-8(i)(7)).

[8]   See In re the Application of PECO Energy Company for Approval of its Restructuring Plan Under Section 2806 of the Public Utility Code-PUC Docket No. R-00973953, filed on April 1, 1997; see also Application of PECO Energy Company, Pursuant to Chapters 11, 19, 21, 22 and 28 of the Public Utility Code, for Approval of (1) A Plan of Corporate Restructuring, including the Creation of a Holding Company and (2) the Merger of the Newly Formed Holding Company and Unicom Corporation, PUC Docket No. A-110550F0147, filed on November 22, 1999.

funds to both Exelon's customers and shareholders. However, the Proposal is not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania, which provide that, unless otherwise provided by statute or in a bylaw adopted by the shareholders, all powers vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors. 15 Pa. C.S.A. § 1721(a). Among the powers vested by law in a business corporation is the power to, among other things, make contributions and donations and participate in any judicial, administrative, arbitrative or other proceeding, including by settling litigation and defending lawsuits. 15 Pa. C.S.A. §1502(a)(9) and 1502(a)(2). Accordingly, we believe that the Proposal may be omitted under Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

III. The Proposal may be omitted under Rule 14a-8(i)(6) because Exelon would lack the power or authority to implement it.

Under Rule 14a-8(i)(6), a company may omit a shareholder proposal from its proxy materials if the company would lack the power or authority to implement it. A company "lack[s] the power or authority to implement" a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *See* International Business Machines Corporation (January 14, 1992); *see also* Staff Legal Bulletin No. 14B (September 15, 2004). The Proposal is ambiguous in how Exelon should undertake to recover monies "donated" by Exelon and return it to both Exelon customers and shareholders, as it merely states that "it is *recommended* that the monies 'donated' by Exelon be recovered and returned to both Exelon customers and shareholders." The Proposal appears to assume that one who donates funds to a charitable organization has a legal right to recover such funds where there has been fraudulent conduct by a person associated with the charitable organization. We have not found any statute or case law to support that such a right exists under Pennsylvania law. Although the letter containing the Proposal makes reference to "Citizens' Alliance," it does not identify such entity or any other entity as the one from which Exelon should recover funds. Nor does the Proposal specify which "donated monies" are to be recovered; it is unclear whether the Proponent seeks the return of all charitable donations made by Exelon and PECO or the return of amounts paid to Citizens' Alliance. Further, the Proposal does not sufficiently identify to whom such funds are to be returned or how the funds, if recovered, should be divided among customers and shareholders. The Proposal says only that the monies should be returned to "both Exelon customers and shareholders." It does not indicate whether the return should be made to current customers and shareholders or to customers and shareholders at the time of the donation. The use of the word "returned" suggests that the latter groups were intended. Since the donations made by Exelon to various charitable organizations were made over time and the customers and shareholders are constantly changing, however, it would be impossible to determine who was a customer or shareholder at the time of all donations. The proposal also assumes that the money paid by PECO to Citizens' Alliance is still available for recovery from Citizens Alliance and/or Senator Fumo when such is far from clear.

Therefore, the Proposal does not provide an adequate basis for determining what action should be taken by Exelon. It is impossible to know exactly what the Proposal is requesting and, therefore, impossible for Exelon to evaluate what if anything could be done to address it. Even if Exelon could recover monies donated, it would be extremely burdensome, if not impossible, to implement the Proposal. Accordingly, we believe that Exelon may properly omit the Proposal under Rule 14a-8(i)(6) because, given its ambiguous nature, Exelon would lack the power or authority to implement it.[9]

IV.   **The Proposal may be omitted under Rule 14a-8(i)(3) because the Proposal is false and misleading and creates certain ambiguities.**

Under Rule 14a-8(i)(3), a company may omit a shareholder proposal from its proxy materials if the proposal or its supporting statement is contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. False and misleading statements are not specifically defined in Rule 14a-8(i)(3) or Rule 14a-9, but are described as statements which are false and misleading as to any material fact or which omit to state any material fact necessary to make a statement not false or misleading or to correct an earlier statement. Therefore, we believe that Rule 14a-9 covers statements that are made as a result of factual inaccuracies and opinions that are stated as fact. The Staff has recognized that proposals violate Rule 14a-9 where they are so vague and indefinite that "neither the shareholders voting on the proposal[s], nor the company in implementing the proposal[s] (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures" the proposals require.[10] A company may omit a shareholder proposal if the proposal's supporting statements and resolutions are false and misleading, even if the proposal, by itself, is not false and misleading.[11] Also, the note to Rule

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[9]   Moreover, to the extent that the Proposal specifically challenges amounts paid to Citizens' Alliance, Exelon has no right to the return of funds paid to a plaintiff as part of regulatory proceedings.

[10]   *See* Staff Legal Bulletin No. 14B (September 15, 2004); Philadelphia Electric Company (July 30, 1992); *see also* Proctor & Gamble Co. (October 25, 2002). *See, e.g.,* Safescript Pharmacies, Inc. (February 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" properly excluded under Rule 14a-8(i)(3) where FASB permits two methods of expensing stock-based compensation); Woodward Governor Co. (November 26, 2003) (proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth properly excluded under Rule 14a-8(i)(3)); Pfizer Inc. (February 18, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price" properly excluded under Rule 14a-8(i)(3)); General Electric Co. (February 5, 2003) (proposal requesting board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" properly excluded under Rule 14a-8(i)(3)); General Electric Co. (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for GE officers and directors" properly excluded under Rule 14a-8(i)(3)).

[11]   *See* PG&E Corp. (January 30, 2007).

14a-9 states that misleading statements may include "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation."

The Staff has consistently granted no-action relief where the terms or standards under a shareholder proposal are subject to differing interpretations.[12] We believe the Proposal clearly is subject to differing interpretations because it lacks specificity and contains terms and concepts that are unclear.[13] Specifically, the Proposal does not provide an adequate basis for determining what action should be taken to recover money that has already been donated by Exelon and to return it to both Exelon customers and shareholders. As described in greater detail in Section III, above, the Proposal does not sufficiently identify what "monies" are to be returned or to whom such monies should be returned or how it should be done. It is unclear what the Proposal is requesting and, therefore, it is open to multiple interpretations.

The Proposal's supporting statements also contain a factual error, in suggesting that Exelon has been involved in corrupt practices. Specifically, the Proposal's supporting statements state that "Prosecutors said Fumo plundered the resources of Citizens' Alliance after persuading Peco Energy, a utility regulated by the state, to give the group $17 million." In addition, the Proposal includes quotation marks around the word "donated," implying that Exelon either gave money to Citizens' Alliance as a favor to Senator Vincent Fumo or as a charitable donation. As indicated in Section I, above, the funds paid to Citizens' Alliance were paid to settle regulatory proceedings. In suggesting that Exelon is involved in corruption, these statements are factually inaccurate and, therefore, violate the Commission's proxy rules. Also, the Proponent cites from online resources as supporting evidence,[14] only one of which appears to be available for review,[15] and provides no factual foundation for his statements which are, in fact, inaccurate.

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[12]   *See, e.g.*, General Motors Corporation (April 2, 2008) (allowing omission of shareholder proposal that requested to implement a "leveling formula" to calculate executive compensation); Exxon Corporation (January 29, 1992) (permitting exclusion of a shareholder proposal because it contained vague terms that were subject to differing interpretations); Fuqua Industries Inc. (March 12, 1991) ("meaning and application of terms and conditions . . . in proposal would have to be made without guidance from the proposal and would be subject to differing interpretation.").

[13]   *See, e.g.*, Kroger Co. (March 18, 2008) (proposal requesting that executive performance targets be set, based on certain criteria); AT&T Inc. (January 17, 2008) (proposal requesting that executive performance targets be based on certain criteria).

[14]   The Proponent cites to www.delawareonline.com/article/20090316/NEWS/90316035 and www.foxnews.com/wires/2009Mar16/0,4670,SenatorInvestigationTrial,00.html as evidence of his accusations.

[15]   The Proponent did not provide copies of his online resources in his letter dated March 17, 2009. We attempted to access each of the online resources that the Proponent cited in his letter, but we were unable to gain access to the article that is allegedly available at www.delawareonline.com/article/20090316/NEWS/90316035. Instead, we received a message "Page Not Found" when we attempted to access this article.

Further, use of the word "returned" in the Proposal suggests that Exelon's customers and shareholders donated the "monies" in question, which is factually incorrect and misleading since it was PECO that made the contributions to Citizens' Alliance and the amount contributed by PECO was not charged to customers in any sense that PECO customers "paid" for what PECO contributed to Citizens' Alliance. The only monies paid by Exelon's customers were paid for services rendered and products sold by Exelon, and the only monies paid by Exelon's shareholders were paid as consideration for their shares of Exelon's stock. Moreover, the payments from PECO to Citizens' Alliance were paid before PECO was merged into Exelon.

The Proposal is also misleading and factually inaccurate insofar as it suggests that Exelon's customers have a say in how Exelon conducts its business. The rights and obligations of Exelon's customers are set forth in their contracts with Exelon. Such contracts do not give Exelon's customers any right to have any input whatsoever with respect to Exelon's business decisions, including how it spends or donates its money.[16]

Aside from being factually inaccurate, the Proposal and supporting statements also imply improper immoral and illegal conduct, and impugn the character and integrity of Exelon and its officers and directors. For example, in stating that Senator Fumo successfully persuaded PECO to give Citizens' Alliance $17 million, the Proposal's supporting statements imply that Exelon has engaged in corrupt practices and supports illicit behavior by elected officials, including bribery. Exelon has not engaged in corrupt practices or supported illicit behavior by elected officials. This language is impermissibly misleading, as described in the note to Rule 14a-9.

Accordingly, we believe that Exelon may properly omit the Proposal under Rule 14a-8(i)(3) because it is both materially false and misleading in that it includes factual inaccuracies and opinions stated as fact. While we are aware that the Staff often affords proponents the opportunity to correct false and misleading statements, there are exceptions to this policy.[17] We believe that the Proponent should not be given the opportunity to revise the Proposal because it is so vague, ambiguous and misleading that Exelon cannot determine what actions the Proposal is contemplating.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Exelon excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this

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[16] Any payment to Exelon's customers as requested in the Proposal would be a windfall for such customers who have received the products and/or services that they bargained for.

[17] *See, e.g.*, General Motors Corporation (April 2, 2008); Yahoo! Inc. (March 26, 2008); Verizon Communications, Inc. (February 21, 2008).

letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (215) 864-8632 or Lawrence Bachman, Exelon's Assistant General Counsel, at (312) 394-4485.

Sincerely,

Scott Towers

SPT/dms
Enclosures

cc: Bernard H. Meyer
     Bruce G. Wilson, Esquire (via electronic mail)
     Lawrence Bachman, Esquire (via electronic mail)
     Scott N. Peters, Esquire (via electronic mail)
     Robert C. Gerlach, Esquire

EXHIBIT A

PROPOSAL

[SEE ATTACHED]

March 17, 2009

Office of
Corporate Governance

MAR 2 · 2009

Received

Secretary and Deputy General Counsel
Exelon Corporation,
10 South Dearborn Street, 37th Floor
P.O. Box 805398,
Chicago, Illinois 60680-5398.

Dear Deputy General Counsel:

Below is my proxy statement proposal for 2009 or 2010. Please respond as soon as possible if there are errors or required additions.

As per the recent Senator Vincent Fumo corruption trial where he was convicted on 137 corruption counts:

"Prosecutors said Fumo plundered the resources of Citizens' Alliance after persuading Peco Energy, a utility regulated by the state, to give the group $17 million. Fumo admitted only that he "borrowed" tools and equipment worth a fraction of that amount, or accepted a modest amount of perks in exchange for his time. He had started the nonprofit and called it "my nonprofit, my entity, my baby."

They say he also systematically destroyed e-mail evidence during the long FBI probe, the basis for obstruction charges."

www.delawareonline.com/article/20090316/NEWS/90316035

http://www.foxnews.com/wires/2009Mar16/0,4670,SenatorInvestigationTrial,00.html

Proposal - it is recommended that the monies "donated" by Exelon be recovered and returned to both Exelon customers and shareholders,

Note: If this proposal passes your review yet does not appear on the 2009 or 2010 proxy statement, I will immediately notify the SEC, the State of Pennsylvania's Attorney General's Office and the PUC to investigate why it was not so posted.

As of 03/17/2009, I currently own 46 shares of Exelon common stock. The stock is held in my Wachovia On-line Brokerage account.

Bernard H. Meyer, 3/17/2009

Bernard H. Meyer, Exelon stockholder

EXHIBIT B

MARCH 14, 2005 STAFF LETTER

[SEE ATTACHED]



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

March 14, 2005

Robert C. Gerlach
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

Re: Exelon Corporation
     Incoming letter dated February 7, 2005

Act: _____ *1934*

Section: _____

Rule: _____ *14A-8*

Public
Availability: _____ *3/14/2005*

Dear Mr. Gerlach:

This is in response to your letters dated February 7, 2005, March 1, 2005 and
March 2, 2005 concerning the shareholder proposals submitted to Exelon by
Bernard H. Meyer. Our response is attached to the enclosed photocopy of your
correspondence. By doing this, we avoid having to recite or summarize the facts set forth
in the correspondence. Copies of all of the correspondence also will be provided to the
proponent.

In connection with this matter, your attention is directed to the enclosure, which
sets forth a brief discussion of the Division's informal procedures regarding shareholder
proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Bernard H. Meyer

*** FISMA & OMB Memorandum M-07-16 ***

PUBLIC REFERENCE COPY

March 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
       Incoming letter dated February 7, 2005

The proposals relate to contributions.

There appears to be some basis for your view that Exelon may exclude the proposals under rule 14a-8(f). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposals from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Exelon relies.

Sincerely,

Robyn Manos
Special Counsel

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PHILADELPHIA, PENNSYLVANIA 19103-7599
215-665-8500
FAX: 215-864-8999
WWW.BALLARDSPAHR.COM

BALTIMORE, MD
DENVER, CO
SALT LAKE CITY, UT
VOORHEES, NJ
WASHINGTON, DC
WILMINGTON, DE

February 7, 2005

Via Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: Exelon Corporation – Shareholder Proposals of Bernard H. Meyer

Ladies and Gentlemen:

       This letter is to inform you that our client, Exelon Corporation ("Exelon"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, intends to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "2005 Proxy Materials") a set of five shareholder proposals (collectively, the "Proposals") received from Bernard H. Meyer (the "Proponent").[1] The Proposals are attached hereto as Exhibit A.

       On behalf of Exelon, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that:

    (1)   the Proposals may be omitted under Rule 14a-8(i)(3) because they are contrary to Rule 14a-8(b)(1), which requires that the Proponent, to be eligible to submit a shareholder proposal, have continuously held, for at least one year by the date on which the proposal is submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the proposal at the meeting in question;

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[1]   The Proponent submitted the Proposals in the form of a single paragraph consisting of six sentences, which sentences comprise five separate shareholder proposals. The separate proposals are defined below as the Termination Proposal, the Recovery Proposal, the Board Approval Proposal, the Shareholder Approval Proposal and the Political Contribution Proposal and are referred to collectively herein as the Proposals. See Exhibit A.

(2)   each of the Termination Proposal, the Recovery Proposal, the Board Approval
        Proposal and the Shareholder Approval Proposal may be omitted under Rule 14a-
        8(i)(7) because it deals with a matter relating to Exelon's ordinary business
        operations;

(3)   each of the Board Approval Proposal and the Political Contribution Proposal may
        be omitted under Rule 14a-8(i)(10) because such proposal has been substantially
        implemented; and

(4)   the Proposals may be omitted under Rule 14a-8(i)(1) because they are not a
        proper subject for action by shareholders under the laws of the Commonwealth of
        Pennsylvania.

To the extent the reasons for such omission are based on matters of state law, this letter
constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(ii). The signatory of this letter is a
duly licensed attorney in the Commonwealth of Pennsylvania.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its
attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is
being mailed on this date to the Proponent, informing him of Exelon's intention to omit the
Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with
the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar
days before Exelon files its definitive 2005 Proxy Materials with the Commission. On behalf of
Exelon, we hereby agree to promptly forward to the Proponent any Staff response to this no-
action request that the Staff transmits by facsimile to us only.

THE PROPOSALS

The Proposals require[2] action by Exelon on five separate matters:

1.   Exelon/PECO executives who approved a contribution of $17 million dollars to
       the Citizens Alliance for Better Neighborhoods "should be let go" (the
       "Termination Proposal").[3]

---

[2]   As is discussed in Section IV below, the Proposals are worded in terms of action that "should" happen.
Under the traditional usage of the term "should," it would appear that the Proponent seeks to require (rather than
recommend or request) that the matters addressed in the Proposals be implemented. See Merriam-Webster Online
Dictionary ("should" is used to express what is inevitable or seems likely to happen in the future). To the extent that
this is the Proponent's intent, the Proposals are not a proper subject for action by shareholders under the laws of the
Commonwealth of Pennsylvania. See Section IV, infra.

[3]   The Citizens Alliance for Better Neighborhoods is a Pennsylvania non-profit corporation formed in July
1991 for charitable purposes. Its current Chief Executive Officer is Frank DiCicco, a member of the City Council of
the City of Philadelphia.

2. The funds so contributed should be "recovered and returned to both Exelon customers and shareholders" (the "Recovery Proposal").

3. Contributions by Exelon over $50,000 should be approved by the Board of Directors (the "Board Approval Proposal").

4. Contributions by Exelon over $1 million should require shareholder approval (the "Shareholder Approval Proposal").

5. Political contributions should not be permitted (the "Political Contribution Proposal").

ANALYSIS

I. **The Proposals may be omitted under Rule 14a-8(i)(3) because they are contrary to Rule 14a-8(b)(1), which requires that the Proponent, to be eligible to submit a proposal, have continuously held, for at least one year by the date on which the proposal is submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the proposal at the meeting in question.**

The Proposal was submitted by the Proponent on January 4, 2004 and received by Exelon on January 8, 2004. The Proponent alleges in the Proposal that he was the owner of 23 shares of Exelon's common stock as of January 4, 2004. On January 28, 2004, Exelon sent to the Proponent (by overnight delivery and e-mail) a letter informing him that: (1) Exelon's records do not show the Proponent as a registered holder of shares and suggesting that, if the Proponent holds his shares in a brokerage or similar account, he have the broker submit a written statement verifying that the Proponent's status as shareholder and (2) notwithstanding his status as a registered holder of shares, the Proponent did not satisfy the eligibility requirements of Rule 14a-8(b)(1) because the value of the 23 shares of Exelon's common stock that he claimed to hold at the time of the submission of the Proposal was $1,545.37 and did not otherwise represent at least 1% of Exelon's securities entitled to be voted on the proposal.[4] A copy of Exelon's January 28, 2004 letter to the Proponent is attached hereto as Exhibit B (the "January 28th Letter"). While Exelon did receive by e-mail a brief response to the January 28th Letter (see Exhibit C attached hereto), the Proponent has not provided Exelon with any details regarding his alleged ownership of Exelon's common stock. To date, Exelon has not been able to confirm whether the Proponent holds any shares of Exelon's common stock.

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[4] This represents the highest selling price for Exelon's common stock during the 60 calendar days before the Proposal was submitted ($67.19) multiplied by 23 shares. See Staff Legal Bulletin No. 14 (July 13, 2001). On the day that the Proposal was submitted, Exelon had outstanding approximately 328,141,381 shares of its common stock, which is Exelon's only voting security.

As Rule 14a-8(b)(1) requires that the Proponent, to be eligible to submit a proposal, have continuously held, for at least one year by the date on which the proposal is submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the proposal at the meeting in question and the Proponent has failed to meet this threshold, the Proposal is properly excluded under Rule 14a-8(i)(3) because it is contrary to Rule 14a-8(b)(1).

II. **Each of the Termination Proposal, the Recovery Proposal, the Board Approval Proposal and the Shareholder Approval Proposal may be omitted under Rule 14a-8(i)(7) because it deals with a matter relating to Exelon's ordinary business operations.**

Under Rule 14a-8(i)(7), a company may omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The acknowledged purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business matters on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." See Exchange Act Release No. 34-12999 (November 22, 1976).

A. **Termination Proposal**

The Staff has consistently held that proposals relating to the dismissal, termination or hiring of executive officers are matters that are more appropriately addressed by the board of directors and may be omitted pursuant to Rule 14a-8(i)(7), because they relate to ordinary business operations. See, e.g., The MONY Group Inc. (March 1, 2004); Walt Disney Company (December 16, 2002); Wachovia Corporation (February 17, 2002); Merrill Lynch & Co. (February 8, 2002); Spartan Motors, Inc. (March 13, 2001); Wisconsin Energy Corporation (January 30, 2001); and U.S. Bancorp (February 27, 2000).[5] As the Termination Proposal seeks

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[5]   In Walt Disney Company (December 16, 2002), the Staff concluded that a proposal to recommend and request that the board of directors consider removing the chief executive officer from the company's employment and terminating his contract was excludable under Rule 14a-8(i)(7) as it related to the termination, hiring or promotion of employees. In Wachovia Corporation (February 17, 2002), the Staff concluded that a proposal requesting that the board of directors seek and hire a competent CEO may be excluded as ordinary business as it related to the termination, hiring or promotion of employees. In Merrill Lynch (February 8, 2002), the Staff determined that a shareholder proposal requesting the chief executive officer's resignation may be excluded pursuant to Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. In Spartan Motors, Inc. (March 13, 2001), the Staff held that a shareholder proposal to remove the chief executive officer was excludable under Rule 14a-8(i)(7) as it related to the termination, hiring or promotion of employees. In Wisconsin Energy Corporation (January 30, 2001), the Staff concluded that a proposal relating to a vote of no confidence in management and requesting that the directors seek the resignation of the CEO and president of the company may be excluded under Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. In U.S. Bancorp (February 27, 2000), the Staff held that a shareholder proposal to remove the officers and directors from office may be excluded under Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. See also Middle South
(continued...)

the dismissal of certain Exelon employees, its relates to Exelon's ordinary business operations and may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

     B.   **The Recovery Proposal, the Board Approval Proposal and the Shareholder Approval Proposal.**

     In a series of letters, the Commission has repeatedly taken the position that shareholder proposals relating to a corporation's charitable contributions are excludable under Rule 14a-8(i)(7) (formerly Rule 14a-8(c)(7)). See, e.g., Delta Air Lines, Inc. (July 29, 1999) (proposal that contributions in excess of $25,000 per year be approved by shareholders properly excluded under Rule 14a-8(i)(7)); see also, e.g., Pacific Gas & Electric Company (January 22, 1997) (proposal advocating that registrant cease funding of a particular charity properly excluded under former Rule 14a-8(c)(7)); Wells Fargo & Company (January 26, 1993) (proposal advocating that registrant provide funding to a particular charity properly excluded under form Rule 14a-8(c)(7)); American Express Co. (February 28, 1992) (proposal advocating that registrant refrain from making contributions in support of organizations that advocate or perform abortions properly excluded under former Rule 14a-8(c)(7)); U.S. West (February 25, 1992) (same); Exxon Corporation (February 19, 1992) (same). As the Staff has also noted, the mere fact that a proposal may be tied to a social issue would not remove it from the sphere of "ordinary business operations" for purposes of Rule 14a-8(i)(7) (formerly Rule 14a-8(c)(7)). PepsiCo, Inc. (March 24, 1993).

     Under the Pennsylvania Business Corporation Law (the "PBCL"), the allocation of charitable contributions is a matter that a business corporation is permitted to relegate to its ordinary business operations. Charitable contributions and donations are specifically authorized by Section 1502(a)(9) of the PBCL, which provides that corporations may "make contributions and donations." 15 Pa. C.S.A. § 1502(a)(9). Under the PBCL, decisions concerning the allocation of charitable contributions need not be approved by the shareholders or the board of directors and, as a result, are permitted to be treated by the corporation as a matter relating to the conduct of its ordinary business operations.

     Exelon and its subsidiaries contribute on a regular basis to numerous charities and non-profit organizations that serve the communities in which they do business. Exelon treats the allocation of charitable contributions as part of the ordinary business operations of it and its subsidiaries. Exelon's charitable contributions program is overseen by a Corporate Citizenship Review Committee, a committee authorized by Exelon's Board of Directors (the "Board") and

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(...continued)
Utilities, Inc. (January 25, 1988) (shareholder proposal to replace chairman of the board and president excluded under Rule 14a-8(c)(7) as ordinary business as it related to the decision to alter or terminate the duties of executive personnel) and Continental Illinois Corporation (February 24, 1983) (shareholder proposal that recommended that the chairman of the board and the president be terminated as employees excluded under Rule 14a-8(c)(7) as ordinary business as it related to the employment of executive personnel).

comprised of various Exelon officers. The Corporate Governance Committee of the Board reviews Exelon's policies and practices with respect to its charitable contributions program. Pursuant to the terms of Exelon's Contribution Guidelines (adopted by the Board and Exelon's Chief Executive Officer in April 2004), which guidelines apply to Exelon and its subsidiaries, (1) contributions[6] of less than $50,000 require the approval of an officer acting pursuant to authority delegated to such officer by the Board, (2) contributions of more than $50,000 but less than $1,000,000 require the approval of the Corporate Citizenship Review Committee and (3) contributions of more than $1,000,000 require the approval of the Board.

In these circumstances, the Recovery Proposal, the Board Approval Proposal and the Shareholder Proposal – each of which falls squarely within the area of proposals that the Staff has stated may be excluded under Rule 14a-8(i)(7) – may properly be omitted by Exelon from the 2005 Proxy Materials. See Delta Air Lines, Inc. (July 29, 1999) (proposal that contributions in excess of $25,000 per year be approved by shareholders properly excluded under Rule 14a-8(i)(7)).

III.   **Each of the Board Approval Proposal and the Political Contribution Proposal may be omitted under Rule 14a-8(i)(10) because such proposal has been substantially implemented.**

Rule 14a-8(i)(10) permits the exclusion of a proposal if the company has already substantially implemented the proposal.

A.   **The Board Approval Proposal.**

As noted above, pursuant to the terms of Exelon's Contribution Guidelines adopted in April 2004, which guidelines apply to Exelon and its subsidiaries, contributions of more than $50,000 but less than $1,000,000 require the approval of the Corporate Citizenship Review Committee. As the Corporate Citizenship Review Committee acts pursuant to authority delegated to it by the Board,[7] the Board Approval Proposal, that contributions by Exelon over $50,000 should be approved by the Board of Directors, has been substantially implemented and may be properly omitted by Exelon from the 2005 Proxy Materials under Rule 14a-8(i)(10).

---

[6]   "Contribution" is defined in the guidelines to mean any gift or other transfer of money or any gift or other transfer of property (including real estate and equipment) or any provision of services (including the use of property, facilities or personnel) to any person, organization or entity (including a charity, a governmental unit, or a civic or community development organization) at a price or other consideration to the Company below fair value or below applicable tariffed rates for the property or service provided.

[7]   See 15 Pa. C.S.A. § 1731(a) (board of directors of business corporation has authority to create one or more committees, which committee shall have and may exercise all of powers and authority of board of directors, subject to certain limited exceptions); 15 Pa. C.S.A. § 1732(b) (officers of business corporation shall have such authority and perform such duties as may be determined pursuant to resolutions or orders of board of directors).

B. The Political Contribution Proposal.

Exelon is a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). As such, Exelon and its subsidiaries are subject to the prohibition on political contributions set forth in Section 12(h) of PUHCA, which provides:

(h)   It shall be unlawful for any registered holding company, or any subsidiary company thereof, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, directly or indirectly:

(1)   to make any contribution whatsoever in connection with the candidacy, nomination, election or appointment of any person for or to any office or position in the Government of the United States, a State, or any political subdivision of a State, or any agency, authority, or instrumentality of any one or more of the foregoing; or

(2)   to make any contribution to or in support of any political party or any committee or agency thereof.

The term "contribution" as used in this subsection includes any gift, subscription, loan, advance, or deposit of money or anything of value, and includes any contract, agreement, or promise, whether or not legally enforceable, to make a contribution.

15 U.S.C. § 79l.

As Section 12(h) of PUHCA prohibits Exelon and its subsidiaries from making political contributions, the Political Contribution Proposal, that political contributions should not be permitted, has been substantially implemented and may be properly omitted by Exelon from the 2005 Proxy Materials under Rule 14a-8(i)(10).

IV. The Proposals may be omitted under Rule 14a-8(i)(1) because they are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

A proposal that purports to require board action (as opposed to requesting or recommending board action) improperly dismisses the authority of the board under state law to decide whether a particular matter in the best interests of the company at issue. In these circumstances, the Staff has found that a proposal can be omitted under Rule 14a-8(i)(1) if the proponent at issue does not recast the proposal as a request or recommendation instead of a mandate. See, e.g., FAB Industries, Inc. (March 23, 2000) (proposal that board retain services of

investment bank to analyze strategic options); Bangor Hydro-Electric Company (March 13, 2000) (proposal that company prepare a report discussing political contributions).

As noted, the Proposals are worded in terms of action that "should" happen, which suggests that the Proponent seeks to require (rather than recommend or request) that the matters addressed in the Proposals be implemented. See Merriam-Webster Online Dictionary ("should" is used to express what is inevitable or seems likely to happen in the future). To the extent that this is the Proponent's intent, the Proposals are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania, which provide that, unless otherwise provided by statute or in a by-law adopted by the shareholders, all powers vested by law in a business corporation shall be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors. 15 Pa. C.S.A. § 1721(a). In such an instance, we believe that the Proposals may be omitted under Rule 14a-8(i)(1) because they are not a proper subject for action by shareholders under the laws of the Commonwealth of Pennsylvania.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Exelon excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at 215-864-8526 or Scott N. Peters, Exelon's Assistant Secretary, at (312) 394-7252.

Sincerely,

Robert C. Gerlach

RCG/ejg
Enclosures
cc: Katherine K. Combs, Esquire (via overnight delivery)
       Edmond J. Ghisu, Esquire
       Bernard H. Meyer (via overnight delivery)
       Scott N. Peters, Esquire (via overnight delivery)

EXHIBIT A

THE PROPOSAL

[SEE ATTACHED]

January 4, 2004

RECEIVED BY
OFFICE OF THE CORP. SECRETARY

JAN   8 2004

FORWARDED TO:

Ms. Katherine K. Combs
Vice President, Corporate
Secretary and Deputy General Counsel
Exelon Corporation,
10 South Dearborn Street, 37th Floor
P.O. Box 805398,
Chicago, Illinois 60680-5398.

Dear Ms. Combs:

Below is my proxy statement proposal for 2005.   Please respond as soon as possible if there are errors or required additions.

"Exelon/PECO contributed $17 million dollars to the "charity" of State Senator Fumo of Pennsylvania after Senator Fumo's apparent friendly rulings on electricity deregulation in Pennsylvania.   This is inappropriate ethical conduct.   Exelon/PECO executives who approved these payments should be let go and the donated monies recovered and returned to both Exelon customers and shareholders.   Contributions over $50,000 should be approved by the board of directors.   Contributions over $1 million dollars should require stockholder approval. Political contributions should not be permitted. "

Note: If this proposal passes your review yet does not appear on the 2005 proxy statement, I will immediately notify the SEC, the State of Pennsylvania's Attorney General's Office and the PUC to investigate why it was not so posted.

Bernard H. Meyer, 1/3/2004

Bernard H. Meyer, Exelon stockholder, 23 shares

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

JANUARY 28th LETTER

[SEE ATTACHED]

From: o_Peters, Scott (Genco)
Sent: Thursdav. January 29. 2004 4:06 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Katherine.Combs@exeloncorp.com
Subject: Exelon Shareholder Proposal



Rule 14a-8 —
Proposals of Sec...

January 28, 2004

By FedEx and Email to internautbhm2@comcast.net

Mr. Bernard H. Meyer

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal for the Exelon Corporation 2005 Annual Meeting
of Shareholders

Dear Mr. Meyer:

Thank you for your January 4, 2004 letter relating to a shareholder proposal
for the annual meeting of shareholders of Exelon Corporation to be held in
2005. Since receiving your letter, we have been considering your inquiry
carefully.

The SEC has rules relating to a shareholder's eligibility to submit a
shareholder proposal to be included in a proxy statement. The relevant SEC
rules are in Rule 14a-8, a copy of which is enclosed for your reference.
Under those rules, in order to be eligible to submit a proposal to be
included in our proxy statement you must have continuously held at least
$2,000 in market value of Exelon common stock for at least one year before
you submitted your proposal, and you must continuously hold those shares
through the date of the 2005 annual meeting. You indicated in your letter
that you are the holder of 23 shares of Exelon common stock.   That is not a
sufficient number of shares to satisfy the requirement of the SEC rules. In
the sixty days before you submitted your proposal (the relevant measurement
period under the SEC rules), the highest trading price of Exelon common
stock was $67.19 (that was also Exelon's 52-week high price). At that price,
you would have been required to own 30 shares to have met the share
ownership requirement.

Our record of shareholders does not show you as a registered holder of
shares. I assume that you hold your shares in a brokerage or similar
account in which you are the beneficial owner and the broker is the
registered holder. If you are able to satisfy the SEC requirement as to the
aggregate value of shares held for you by a broker or nominee, you may
submit a written statement from the "record holder" of your shares verifying
that, at the time you submitted your proposal, you continuously held at
least 30 shares of Exelon common stock for at least one year. Under the SEC
rules you will also need to include your own written statement that you
intend to continue to hold your shares through the date of the 2005 annual
meeting of shareholders.

If you are able to meet the eligibility requirements for submission of a
shareholder proposal, we would encourage you to review the requirements in
the SEC rules relating to the text of your proposal.   We note that there
are some ways your proposal may fail to meet the requirements of the SEC

1

rules relating to the form and content of shareholder proposals. If you meet the eligibility requirements for a shareholder proposal, we will ask the SEC to make a determination on those matters relating to the form and content of your proposal.

I hope the information I have provided is helpful to you. If you have any questions, I can be reached by regular mail at the address above or by email at scott.peters@exeloncorp.com or by telephone at 312-394-7252. Once again, thank you for your inquiry.

Very truly yours,

Scott N. Peters
Assistant Secretary, SEC and PUHCA Counsel

Copies: SEC, Division of Corporation Finance
      Katherine K. Combs, Vice President, Corporate Secretary and Deputy General Counsel

Enclosure: Rule 14a-8

<<Rule 14a-8 -- Proposals of Security Holders.htm>>

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General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to

hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

      A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

      B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

      C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's

principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a

company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which

should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii.   A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

    1.   The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

    2.   The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

    1.   The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

    2.   However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

    3.   We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

        i.   If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii.   In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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University of CINCINNATI
College of LAW

EXHIBIT C

JANUARY 29th E-MAIL

[SEE ATTACHED]

-----Original Message-----
From: Bernard Meyer   *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 29, 2004 4:28 PM
To: scott.peters@exeloncorp.com
Subject: Re: Exelon Shareholder Proposal

Scott,

I received the FedEx mailing today. Danke Schoen!!! Please read the editorial
that appeared in the Philadephia Inquirer this morning and you will see why PECO
customers and stockholders are upset.
http://www.philly.com/mld/inquirer/news/editorial/7820486.htm
Bernard H. Meyer

LAW OFFICES

BALLARD SPAHR ANDREWS & INGERSOLL, LLP
1735 MARKET STREET, 51ST FLOOR
PHILADELPHIA, PENNSYLVANIA 19103-7599
215-665-8500
FAX: 215-864-8999
WWW.BALLARDSPAHR.COM

BALTIMORE, MD
DENVER, CO
SALT LAKE CITY, UT
VOORHEES, NJ
WASHINGTON, DC
WILMINGTON, DE

March 2, 2005

Via Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re: Exelon Corporation – Shareholder Proposals of Bernard H. Meyer

Ladies and Gentlemen:

On February 7, 2005, our client, Exelon Corporation ("Exelon") notified you that, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Exelon intends to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "2005 Proxy Materials") a set of five shareholder proposals (collectively, the "Proposals") received from Bernard H. Meyer (the "Proponent"). This letter is submitted as a supplement to that original correspondence. Capitalized terms used in this letter and not otherwise defined have the meanings set forth in the original correspondence.

On behalf of Exelon, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that, in addition to the reasons set forth in the original correspondence, the Proposals may be omitted under Rules 14a-8(b) and 14a-8(f) because the Proponent has not demonstrated that he continuously held, for at least one year by the date on which the Proposals were submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the Proposals at the meeting in question.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter is being mailed on this date to the Proponent. On behalf of Exelon, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

ANALYSIS

The Proposals may be omitted under Rules 14a-8(b) and 14a-8(f) because the Proponent has not demonstrated that he continuously held, for at least one year by the date on which the Proposals were submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the Proposals at the meeting in question.

The Proposals were submitted by the Proponent on January 4, 2004 and received by Exelon on January 8, 2004. The Proponent alleges in the Proposals that he was the owner of 23 shares of Exelon's common stock as of January 4, 2004. On January 28, 2004, Exelon sent to the Proponent (by overnight delivery and e-mail) a letter informing him that: (1) Exelon's records do not show the Proponent as a registered holder of shares and suggesting that, if the Proponent holds his shares in a brokerage or similar account, he have the broker submit a written statement verifying that the Proponent's status as shareholder and (2) notwithstanding his status as a registered holder of shares, the Proponent did not satisfy the eligibility requirements of Rule 14a-8(b)(1) because the value of the 23 shares of Exelon's common stock that he claimed to hold at the time of the submission of the Proposals was $1,545.37 and did not otherwise represent at least 1% of Exelon's securities entitled to be voted on the proposal.[1] While Exelon did receive by e-mail a brief response to the January 28th Letter, the Proponent has not provided Exelon with any details regarding his alleged ownership of Exelon's common stock. To date, Exelon has not been able to confirm whether the Proponent holds any shares of Exelon's common stock.

As Rule 14a-8(b) requires that the Proponent, to be eligible to submit a proposal, have continuously held, for at least one year by the date on which the proposal is submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the proposal at the meeting in question and the Proponent has failed to meet this threshold, the Proposal is properly excluded under Rules 14a-8(b) and 14a-8(f). See The Charles Schwab Corporation (February 2, 2005) (request for no-action relief granted pursuant to Rules 14a-8(b) and 14a-8(f) where the proponent failed to supply within 14 days of receipt of request documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of

---

[1] This represents the highest selling price for Exelon's common stock during the 60 calendar days before the Proposal was submitted ($67.19) multiplied by 23 shares. See Staff Legal Bulletin No. 14 (July 13, 2001). On the day that the Proposal was submitted, Exelon had outstanding approximately 328,141,381 shares of its common stock, which is Exelon's only voting security.

the date that he submitted a proposal); AT&T Corp. (December 23, 2004); Johnson & Johnson (January 3, 2005) (same).

CONCLUSION

Based upon the foregoing analysis and the analysis set forth in the original correspondence, we respectfully request that the Staff of the Commission concur that it will take no action if Exelon excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at 215-864-8526 or Scott N. Peters, Exelon's Assistant Secretary, at (312) 394-7252.

Sincerely,

Robert C. Gerlach

RCG/ejg
Enclosures
cc: Katherine K. Combs, Esquire (via overnight delivery)
       Edmond J. Ghisu, Esquire
       Bernard H. Meyer (via overnight delivery)
       Scott N. Peters, Esquire (via overnight delivery)

PHL_A #1975935 v1



March 1, 2005

VIA FEDERAL EXPRESS
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

      Re: **Exelon Corporation - 2006 Shareholder Proposal of**
              Bernard H. Meyer

Ladies and Gentlemen:

I enclose a copy of the letter I sent to Mr. Meyer yesterday regarding his proposal
for the 2006 Annual Meeting of Shareholders of Exelon Corporation, together with
two attachments, a copy of his letter making the proposal and a copy of Rule 14a-
8.

I also enclose a copy of the e-mail I received from Mr. Meyer in response to the
letter. Mr. Meyer made a substantially similar proposal for the 2005 Annual
Meeting of Shareholders of Exelon Corporation. By letter dated February 7, 2005,
our counsel, Robert C. Gerlach of Ballard Spahr Andrews & Ingersoll, requested
on Exelon's behalf that the Commission concur in the view that Mr. Meyer's 2005
proposal could be excluded from the Exelon proxy statement.

Please contact me if you have any questions or comments.

Very truly yours,

Scott N. Peters
Assistant Secretary, SEC and
  PUHCA Counsel

Enclosures

cc: Mr. Robert C. Gerlach (w/enclosures) (*via regular mail*)
       Mr. Edmond J. Ghisu (w/enclosures) (*via regular mail*)
       Mr. Bernard H. Meyer (w/enclosures) (*via regular mail*)

Exelon Corporation   www.exeloncorp.com
P.O. Box 805379
Chicago, IL 60680-5379

©COPY

February 28, 2005

VIA FEDERAL EXPRESS
AND E-MAIL

Mr. Bernard H. Meyer
FISMA & OMB Memorandum M-07-16 ***
     *** FISMA & OMB Memorandum M-07-16 ***

Re: **Notice of Procedural and Eligibility Deficiencies Pursuant to**
        Reg. § 240.14a-8(f)(1)

Dear Mr. Meyer:

I am writing in response to your February 9, 2005 letter, which we received on February 14, 2005, relating to a series of shareholder proposals that you wish to have included in the proxy statement for the annual meeting of the shareholders of Exelon Corporation to be held in 2006 (collectively, the "Proposals").[1]

The submission of shareholder proposals is governed by the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), particularly Reg. § 240.14a-8 (a copy of which is enclosed for your review). Under Reg. § 240.14a-8(b)(1), in order to submit a proposal you must have continuously held at least $2,000 in market value of Exelon common stock for at least one year before you submitted your proposals, and you must continuously hold those shares through the date of the 2006 annual meeting.

---

[1]   As you are aware, the Proposals are identical to the series of shareholder proposals that you previously submitted to Exelon on January 4, 2004 for inclusion in the proxy statement for the annual meeting of shareholders to be held in 2005. On February 7, 2005, Exelon submitted to the SEC a request for no-action relief regarding Exelon's intent to omit those earlier proposals from its proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "No-Action Request") because, among other reasons, you failed to satisfy the requirements of Reg. § 240.14a-8(b)(1) (discussed herein).

You state in your letter that you are the holder of 46 shares of Exelon common stock and that you hold these shares in a "Wachovia On-line Brokerage account." Pursuant to Reg. § 2401.14a-8(b)(2), you need to submit a written statement from your broker verifying the number of shares of Exelon common stock that you held for at least one year before the date on which you submitted your proposals (the "Broker Statement"). You also need to include with the Broker Statement a written statement from you that you intend to continue to hold the shares in question through the date of the 2006 annual meeting (the "Ownership Affirmation").

In addition, pursuant to Reg. § 240.14a-8(c), a shareholder proponent is entitled to raise one proposal for consideration at a particular meeting of the shareholders. You have set forth in your February 9th letter five separate shareholder proposals (labeled Proposal #1 through Proposal #5). You need to advise us as to which of the five Proposals you which to raise in accordance with Reg. § 240.14a-8(c), with the remaining four no longer being submitted for consideration (the "Proposal Selection").

Pursuant to Reg. § 240.14a-8(f)(1), you have fourteen calendar days from the date of your receipt of this letter to provide to us (1) the Broker Statement, (2) the Ownership Affirmation and (3) the Proposal Selection. If you fail to follow these eligibility and procedural requirements as outlined above, Exelon may exclude the Proposals from the 2006 proxy statement and form of proxy.

I look forward to your response to this letter. I can be reached by regular mail at the address above, by email at scott.peters@exeloncorp.com or by telephone at 312-394-7252.

Very truly yours,

Scott N. Peters
Assistant Secretary, SEC and
PUHCA Counsel

SNP/eg
Enclosure
cc (w/enc.):   SEC, Division of Corporation Finance
Katherine K. Combs
Robert C. Gerlach
Edmond J. Ghisu

Regulatory History

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General Rules and Regulations promulgated under the Securities Exchange Act of 1934



Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's

records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

    i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

    ii. The second way to prove ownership applies only if you have filed a <u>Schedule 13D</u>, <u>Schedule 13G</u>, <u>Form 3</u>, <u>Form 4</u> and/or <u>Form 5</u>, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

    1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form <u>10- Q</u> or <u>10-QSB</u>, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as <u>Rule 30e-1</u>. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

    2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state

law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

   i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

   ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

   iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon

receiving an oral or written request.

    2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

    1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

    2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

    3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

        i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

        ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

8 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, une 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, ept. 22, 1998

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University of CINCINNATI
College of LAW

le://C:\Documents%20and%20Settings\chavrmill ....l0/00S.......\T

Ms. Katherine K. Combs
Vice President, Corporate
Secretary and Deputy General Counsel
Exelon Corporation,
10 South Dearbom Street, 37th Floor
P.O. Box 805398,
Chicago, Illinois 60680-5398.

Dear Ms. Combs:

Below is my proxy statement proposal for 2006.   Please respond as soon as possible if there are errors or required additions.

Based on the following information:
http://pittsburghcitypaper.ws/archive.cfm?type=Political%20Footballs&action=getComplete&ref=1304
and similar newspaper and TV news releases:

"The *Philadelphia Inquirer* reported that Senator Fumo had used his political leverage to convince energy company PECO and the Delaware River Port Authority to secretly donate nearly $27 million to a community group which is controlled by his staff, and which operates mostly in his district. The deals were made in the
late 1990s and 2000, when Fumo was involved in electricity deregulation and in negotiating payments by DRPA to the City of Philadelphia."

    A. Proposal #1- It is recommended that Exelon/PECO executives who approved these payments have their employment terminated.
    B. Proposal #2- It is recommended that the donated monies be recovered and returned to both Exelon customers and shareholders.
    C. Proposal #3- It is recommended that company charitable contributions over $50,000 be approved by the board of directors.
    D. Proposal #4- It is recommended that contributions over $1 million dollars require stockholder approval.
    E. Proposal #5- It is recommended that political contributions not be permitted. "

Note: If this proposal passes your review yet does not appear on the 2006 proxy statement, I will immediately notify the SEC, the State of Pennsylvania's Attorney General's Office and the PUC to investigate why it was not so posted.

As of 1/1/2005, I currently own 46 shares of Exelon common stock. Value as of 2/8/2005 was $2,108.64. The stock is held in my Wachovia On-line Brokerage account.

Bernard H. Meyer , 2/9/2005

Peters, Scott N.

From:	Bernard Me~~FISMA & OMB Memorandum M-07-16 ***
Sent:	Monday, February 28, 2005 7:27 PM
To:	scott.peters@exeloncorp.com; ghisue@ballardspahr.com
Subject:	Re: Exelon 2006 Shareholder Proposal

Dear Mr. Peters,

What a bunch of bull shit!!! Wrap my proposals in one with subsets. Tomorrow I will contact my broker to get the added information.

Your effort to limit shareholders' complaints is being forwarded to the SEC and my state and federal legislators.

You already explained in nauseating detail why my 2005 proposals were not acceptable. I therefore corrected them with my proposal(s) for 2006.

Mr. Meyer

----- Original Message -----

From:	<scott.peters@exeloncorp.com>
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	<ghisue@ballardspahr.com>; <gerlach@ballardspahr.com>; <Katherine.Combs@exeloncorp.com>
Sent:	Monday, February 28, 2005 6:43 PM
Subject:	Exelon 2006 Shareholder Proposal

February 28, 2005

VIA FEDERAL EXPRESS

AND E-MAIL

Mr. Bernard H. Meyer

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Procedural and Eligibility Deficiencies Pursuant to

Reg. § 240.14a-8(f)(1)

Dear Mr. Meyer:

I am writing in response to your February 9, 2005 letter, which we received on February 14, 2005, relating to a series of shareholder proposals that you wish to have included in the proxy statement for the annual meeting of the shareholders of Exelon Corporation to be held in 2006 (collectively, the "Proposals").

The submission of shareholder proposals is governed by the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), particularly Reg. § 240.14a-8 (a copy of which is enclosed for your review). Under Reg. § 240.14a-8(b)(1), in order to submit a proposal you must have continuously held at least $2,000 in market value of Exelon common

stock for at least one year before you submitted your proposals, and you must continuously hold those shares through the date of the 2006 annual meeting.

You state in your letter that you are the holder of 46 shares of Exelon common stock and that you hold these shares in a "Wachovia On-line Brokerage account." Pursuant to Reg. § 2401.14a-8(b)(2), you need to submit a written statement from your broker verifying the number of shares of Exelon common stock that you held for at least one year before the date on which you submitted your proposals (the "Broker Statement"). You also need to include with the Broker Statement a written statement from you that you intend to continue to hold the shares in question through the date of the 2006 annual meeting (the "Ownership Affirmation").

In addition, pursuant to Reg. § 240.14a-8©, a shareholder proponent is entitled to raise one proposal for consideration at a particular meeting of the shareholders. You have set forth in your February 9th letter five separate shareholder proposals (labeled Proposal #1 through Proposal #5). You need to advise us as to which of the five Proposals you which to raise in accordance with Reg. § 240.14a-8©, with the remaining four no longer being submitted for consideration (the "Proposal Selection").

Pursuant to Reg. § 240.14a-8(f)(1), you have fourteen calendar days from the date of your receipt of this letter to provide to us (1) the Broker Statement, (2) the Ownership Affirmation and (3) the Proposal Selection. If you fail to follow these eligibility and procedural requirements as outlined above, Exelon may exclude the Proposals from the 2006 proxy statement and form of proxy.

I look forward to your response to this letter. I can be reached by regular mail at the address above, by email at scott.peters@exeloncorp.com <mailto:scott.peters@exeloncorp.com> or by telephone at 312-394-7252.

Very truly yours,

Scott N. Peters
Assistant Secretary, SEC and
PUHCA Counsel

SNP/eg

Enclosure
cc (w/enc.): SEC, Division of Corporation Finance
Katherine K. Combs
Robert C. Gerlach
Edmond J. Ghisu

As you are aware, the Proposals are identical to the series of shareholder proposals that you previously submitted to Exelon on January 4, 2004 for inclusion in the proxy statement for the annual meeting of shareholders to be held in 2005. On February 7, 2005, Exelon submitted to the SEC a request for no-action relief regarding Exelon's intent to omit those earlier proposals from its proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "No-Action Request") because, among other reasons, you failed to satisfy the requirements of Reg. § 240.14a-8(b)(1) (discussed herein).

<<2006 Meyer Proposal.pdf>> <<Rule 14a-8 -- Proposals of Security

Holders.htm>>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

EXHIBIT C

JANUARY 20, 2006 STAFF LETTER

[SEE ATTACHED]





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 20, 2006

PUBLIC REFERENCE COPY

Robert C. Gerlach
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

Re: Exelon Corporation
      Incoming letter dated December 14, 2005

Act: _____ *1934* _____
Section:_____
Rule:_____ *14A-8* _____
Public
Availability:___*1/20/2006*_____

Dear Mr. Gerlach:

This is in response to your letter dated December 14, 2005 concerning the
shareholder proposal submitted to Exelon by Bernard H. Meyer. Our response is
attached to the enclosed photocopy of your correspondence. By doing this, we avoid
having to recite or summarize the facts set forth in the correspondence. Copies of all of
the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which
sets forth a brief discussion of the Division's informal procedures regarding shareholder
proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Bernard H. Meyer
*** FISMA & OMB Memorandum M-07-16 ***
      *** FISMA & OMB Memorandum M-07-16 ***

January 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
     Incoming letter dated December 14, 2005

The proposals relate to contributions.

There appears to be some basis for your view that Exelon may exclude the proposal under Rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Exelon's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by Rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Exelon relies.

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser

LAW OFFICES

BALLARD SPAHR ANDREWS & INGERSOLL, LLP

1735 MARKET STREET, 51ST FLOOR
PHILADELPHIA, PENNSYLVANIA 19103-7599
215-865-8500
FAX: 215-864-8999
www.BALLARDSPAHR.COM

BALTIMORE, MD
DENVER, CO
SALT LAKE CITY, UT
VOORHEES, NJ
WASHINGTON, DC
WILMINGTON, DE

December 14, 2005

<u>Via Overnight Delivery</u>

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    Re: <u>Exelon Corporation – Shareholder Proposals of Bernard H. Meyer</u>

Ladies and Gentlemen:

    This letter is to inform you that our client, Exelon Corporation ("Exelon"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, intends to omit from its proxy statement and form of proxy for its 2006 Annual Meeting of Shareholders (collectively, the "2006 Proxy Materials") a set of five shareholder proposals (collectively, the "Proposals") received from Bernard H. Meyer (the "Proponent").[1] The Proposals are attached hereto as Exhibit A.

    On behalf of Exelon, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that:

    (1)   the Proposals may be omitted under Rules 14a-8(b) and 14a-8(f) because the Proponent has not demonstrated that he continuously held, for at least one year by the date on which the Proposals were submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the Proposals at the meeting in question;

---

[1]   The separate proposals are defined below as the Termination Proposal, the Recovery Proposal, the Board Approval Proposal, the Shareholder Approval Proposal and the Political Contribution Proposal and are referred to collectively herein as the Proposals. See <u>Exhibit A</u>.

(2)   each of the Termination Proposal, the Recovery Proposal, the Board Approval
Proposal and the Shareholder Approval Proposal may be omitted under Rule 14a-
8(i)(7) because it deals with a matter relating to Exelon's ordinary business
operations;

(3)   each of the Board Approval Proposal and the Political Contribution Proposal may
be omitted under Rule 14a-8(i)(10) because such proposal has been substantially
implemented; and

(4)   the Proposals may be omitted under Rule 14a-8(i)(1) because they are not a
proper subject for action by shareholders under the laws of the Commonwealth of
Pennsylvania.

To the extent the reasons for such omission are based on matters of state law, this letter
constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(ii). The signatory of this letter is a
duly licensed attorney in the Commonwealth of Pennsylvania.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its
attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are
being mailed on this date to the Proponent, informing him of Exelon's intention to omit the
Proposal from the 2006 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with
the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar
days before Exelon intends to file its definitive 2006 Proxy Materials with the Commission. On
behalf of Exelon, we hereby agree to promptly forward to the Proponent any Staff response to
this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSALS

The Proposals recommend action by Exelon on five separate matters:

1.   The termination of the employment of those Exelon/PECO executives who
approved a contribution of $17 million dollars to the Citizens Alliance for Better
Neighborhoods (the "Termination Proposal").[2]

2.   The recovery and return of the funds in question to both Exelon customers and
shareholders" (the "Recovery Proposal").

3.   The requirement that charitable contributions by Exelon over $50,000 be
approved by the Board of Directors (the "Board Approval Proposal").

---

[2]   The Citizens Alliance for Better Neighborhoods is a Pennsylvania non-profit corporation formed in July
1991 for charitable purposes.

4.   The requirement that contributions by Exelon over $1 million require shareholder approval (the "Shareholder Approval Proposal").

5.   A prohibition on political contributions (the "Political Contribution Proposal").

ANALYSIS

I.   **The Proposals may be omitted under Rules 14a-8(b) and 14a-8(f) because the Proponent has not demonstrated that he continuously held, for at least one year by the date on which the Proposals were submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the Proposals at the meeting in question.**

The Proposals were submitted by the Proponent on February 8, 2005[3] and received by Exelon on February 14, 2005.[4] The Proponent alleges in the Proposals that he was the owner of 46 shares of Exelon's common stock as of January 1, 2005. On February 28, 2005, Exelon sent to the Proponent (by overnight delivery and e-mail) a letter informing him that Exelon's records do not show the Proponent as a registered holder of shares and suggesting that, if the Proponent holds his shares in a brokerage or similar account, he have the broker submit a written statement verifying that the Proponent's status as shareholder. See Exhibit B attached hereto. While Exelon did receive by e-mail a brief response to Exelon's February 28th letter, the Proponent has not provided Exelon with any details regarding his alleged ownership of Exelon's common stock. See Exhibit C attached hereto. To date, Exelon has not been able to confirm whether the Proponent holds any shares of Exelon's common stock.

As Rule 14a-8(b) requires that the Proponent, to be eligible to submit a proposal, have continuously held, for at least one year by the date on which the proposal is submitted, at least $2,000 in market value, or 1%, of Exelon's securities entitled to be voted on the proposal at the meeting in question and the Proponent has failed to meet this threshold, the Proposals are properly excluded under Rules 14a-8(b) and 14a-8(f). See The Charles Schwab Corporation (February 2, 2005) (request for no-action relief granted pursuant to Rules 14a-8(b) and 14a-8(f) where the proponent failed to supply within 14 days of receipt of request documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted a proposal); AT&T Corp. (December 23, 2004); Johnson & Johnson (January 3, 2005) (same).

---

[3]   Notably, the Proposals duplicate - virtually verbatim - a set of shareholder proposals that were submitted by the Proponent on January 4, 2004. Those prior proposals suffered from the same defects addressed herein, and, in a letter dated March 14, 2005, the Office of Chief Counsel informed Exelon that it would not recommend enforcement action to the Commission if Exelon omitted the proposals in question from its 2005 proxy materials in reliance on Rules 14a-8(b) and 14a-8(f).

[4]   The timestamp of Exelon's Office of the Corp. Secretary on the Proposal erroneously reads "2004."

II. **The Proposals may be omitted under Rules 14a-8(c), 14a-8(d) and 14a-8(f)(1) because the Proponent has submitted substantially distinct multiple proposals.**

As noted, the Proposals consist of five separate resolutions, each concerning a distinct topic. Rule 14a-8(c) provides that each stockholder may submit no more than one proposal to a company for a particular stockholders meeting, and Exelon informed the Proponent of this in its February 28, 2005 letter to him. In that letter, Exelon requested that the Proponent advise Exelon as to which of the five Proposals he wished to raise. The Proponent's response was to "[w]rap my proposals in one with subsets," a cosmetic change that does not mask the reality that the Proponent has proposed substantially distinct multiple proposals.

The Staff has consistently concluded that substantially distinct multiple proposals will not be considered as a single proposal and has permitted the exclusion of shareholder proposals containing multiple unrelated concepts. See, e.g., Downey Financial Corp. (December 27, 2004); AT&T Corp. (Feb. 19, 2004); Ford Motor Company (April 4, 2003). As Rule 14a-8(c) provides that each stockholder may submit no more than one proposal to a company for a particular stockholders meeting and the Proponent - despite notice and an opportunity to cure the deficiencies in his Proposals - continues to advocate for five separate Proposals, the Proposals are properly excluded under Rules 14a-8(c), 14a-8(d) and 14a-8(f)(1). See Downey Financial Corp. (December 27, 2004) (granting relief where the proponent submitted multiple proposals relating to director compensation and independent directors); AT&T Corp. (February 19, 2004) (granting relief where the proponent submitted four separate proposals, including proposals requiring sales credit and compensation for closed sales and requiring an employee grievance/dispute process).

III. **Each of the Termination Proposal, the Recovery Proposal, the Board Approval Proposal and the Shareholder Approval Proposal may be omitted under Rule 14a-8(i)(7) because it deals with a matter relating to Exelon's ordinary business operations.**

Under Rule 14a-8(i)(7), a company may omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. The acknowledged purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business matters on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." See Exchange Act Release No. 34-12999 (November 22, 1976).

A. **Termination Proposal**

The Staff has consistently held that proposals relating to the dismissal, termination or hiring of executive officers are matters that are more appropriately addressed by the board of directors and may be omitted pursuant to Rule 14a-8(i)(7), because they relate to ordinary

business operations. See, e.g., The MONY Group Inc. (March 1, 2004); Walt Disney Company (December 16, 2002); Wachovia Corporation (February 17, 2002); Merrill Lynch & Co. (February 8, 2002); Spartan Motors, Inc. (March 13, 2001); Wisconsin Energy Corporation (January 30, 2001); and U.S. Bancorp (February 27, 2000).[5] As the Termination Proposal seeks the dismissal of certain Exelon employees, its relates to Exelon's ordinary business operations and may be excluded from the 2006 Proxy Materials pursuant to Rule 14a-8(i)(7).

B.   The Recovery Proposal, the Board Approval Proposal and the Shareholder Approval Proposal.

In a series of letters, the Commission has repeatedly taken the position that shareholder proposals relating to a corporation's charitable contributions are excludable under Rule 14a-8(i)(7) (formerly Rule 14a-8(c)(7)). See, e.g., Delta Air Lines, Inc. (July 29, 1999) (proposal that contributions in excess of $25,000 per year be approved by shareholders properly excluded under Rule 14a-8(i)(7)); see also, e.g., Pacific Gas & Electric Company (January 22, 1997) (proposal advocating that registrant cease funding of a particular charity properly excluded under former Rule 14a-8(c)(7)); Wells Fargo & Company (January 26, 1993) (proposal advocating that registrant provide funding to a particular charity properly excluded under form Rule 14a-8(c)(7)); American Express Co. (February 28, 1992) (proposal advocating that registrant refrain from making contributions in support of organizations that advocate or perform abortions properly excluded under former Rule 14a-8(c)(7)); U.S. West (February 25, 1992) (same); Exxon Corporation (February 19, 1992) (same). As the Staff has also noted, the mere fact that a proposal may be tied to a social issue would not remove it from the sphere of "ordinary business

---

[5]   In Walt Disney Company (December 16, 2002), the Staff concluded that a proposal to recommend and request that the board of directors consider removing the chief executive officer from the company's employment and terminating his contract was excludable under Rule 14a-8(i)(7) as it related to the termination, hiring or promotion of employees. In Wachovia Corporation (February 17, 2002), the Staff concluded that a proposal requesting that the board of directors seek and hire a competent CEO may be excluded as ordinary business as it related to the termination, hiring or promotion of employees. In Merrill Lynch (February 8, 2002), the Staff determined that a shareholder proposal requesting the chief executive officer's resignation may be excluded pursuant to Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. In Spartan Motors, Inc. (March 13, 2001), the Staff held that a shareholder proposal to remove the chief executive officer was excludable under Rule 14a-8(i)(7) as it related to the termination, hiring or promotion of employees. In Wisconsin Energy Corporation (January 30, 2001), the Staff concluded that a proposal relating to a vote of no confidence in management and requesting that the directors seek the resignation of the CEO and president of the company may be excluded under Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. In U.S. Bancorp (February 27, 2000), the Staff held that a shareholder proposal to remove the officers and directors from office may be excluded under Rule 14a-8(i)(7) as it related to the company's ordinary business of termination, hiring or promotion of employees. See also Middle South Utilities, Inc. (January 25, 1988) (shareholder proposal to replace chairman of the board and president excluded under Rule 14a-8(c)(7) as ordinary business as it related to the decision to alter or terminate the duties of executive personnel) and Continental Illinois Corporation (February 24, 1983) (shareholder proposal that recommended that the chairman of the board and the president be terminated as employees excluded under Rule 14a-8(c)(7) as ordinary business as it related to the employment of executive personnel).

operations" for purposes of Rule 14a-8(i)(7) (formerly Rule 14a-8(c)(7)). PepsiCo, Inc. (March 24, 1993).

Under the Pennsylvania Business Corporation Law (the "PBCL"), the allocation of charitable contributions is a matter that a business corporation is permitted to relegate to its ordinary business operations. Charitable contributions and donations are specifically authorized by Section 1502(a)(9) of the PBCL, which provides that corporations may "make contributions and donations." 15 Pa. C.S.A. § 1502(a)(9). Under the PBCL, decisions concerning the allocation of charitable contributions need not be approved by the shareholders or the board of directors and, as a result, are permitted to be treated by the corporation as a matter relating to the conduct of its ordinary business operations.

Exelon and its subsidiaries contribute on a regular basis to numerous charities and non-profit organizations that serve the communities in which they do business. Exelon treats the allocation of charitable contributions as part of the ordinary business operations of it and its subsidiaries. Exelon's charitable contributions program is overseen by a Corporate Citizenship Review Committee, a committee authorized by Exelon's Board of Directors (the "Board") and comprised of various Exelon officers. The Corporate Governance Committee of the Board reviews Exelon's policies and practices with respect to its charitable contributions program. Pursuant to the terms of Exelon's Contribution Guidelines (adopted by the Board and Exelon's Chief Executive Officer in April 2004), which guidelines apply to Exelon and its subsidiaries, (1) contributions[6] of less than $50,000 require the approval of an officer acting pursuant to authority delegated to such officer by the Board, (2) contributions of more than $50,000 but less than $1,000,000 require the approval of the Corporate Citizenship Review Committee and (3) contributions of more than $1,000,000 require the approval of the Board.

In these circumstances, the Recovery Proposal, the Board Approval Proposal and the Shareholder Proposal – each of which falls squarely within the area of proposals that the Staff has stated may be excluded under Rule 14a-8(i)(7) – may properly be omitted by Exelon from the 2006 Proxy Materials. See Delta Air Lines, Inc. (July 29, 1999) (proposal that contributions in excess of $25,000 per year be approved by shareholders properly excluded under Rule 14a-8(i)(7)).

---

[6] "Contribution" is defined in the guidelines to mean any gift or other transfer of money or any gift or other transfer of property (including real estate and equipment) or any provision of services (including the use of property, facilities or personnel) to any person, organization or entity (including a charity, a governmental unit, or a civic or community development organization) at a price or other consideration to the Company below fair value or below applicable tariffed rates for the property or service provided.

IV.   The Board Approval Proposal may be omitted under Rule 14a-8(i)(10) because such proposal has been substantially implemented.

Rule 14a-8(i)(10) permits the exclusion of a proposal if the company has already substantially implemented the proposal.

As noted above, pursuant to the terms of Exelon's Contribution Guidelines adopted in April 2004, which guidelines apply to Exelon and its subsidiaries, contributions of more than $50,000 but less than $1,000,000 require the approval of the Corporate Citizenship Review Committee. As the Corporate Citizenship Review Committee acts pursuant to authority delegated to it by the Board,[7] the Board Approval Proposal, that contributions by Exelon over $50,000 should be approved by the Board of Directors, has been substantially implemented and may be properly omitted by Exelon from the 2006 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Exelon excludes the Proposals from its 2006 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at 215-864-8526 or Scott N. Peters, Exelon's Assistant Secretary, at (312) 394-7252.

Sincerely,

Robert C. Gerlach

RCG/ejg
Enclosures
cc: Katherine K. Combs, Esquire (via overnight delivery)
        Edmond J. Ghisu, Esquire
        Bernard H. Meyer (via overnight delivery)
        Scott N. Peters, Esquire (via overnight delivery)

---

[7]   See 15 Pa. C.S.A. § 1731(a) (board of directors of business corporation has authority to create one or more committees, which committee shall have and may exercise all of powers and authority of board of directors, subject to certain limited exceptions); 15 Pa. C.S.A. § 1732(b) (officers of business corporation shall have such authority and perform such duties as may be determined pursuant to resolutions or orders of board of directors).

Exhibit A

February 8, 2005

Ms. Katherine K. Combs
Vice President. Corporate
Secretary and Deputy General Counsel
Exelon Corporation,
10 South Dearborn Street, 37th Floor
P.O. Box 805398,
Chicago, Illinois 60680-5398

RECEIVED BY
OFFICE OF THE CORP. SECRETARY

FEB 1 4 2004

FORWARDED TO B. Wilson
S. Peters

Dear Ms Combs:

Below is my proxy statement proposal for 2006. Please respond as soon as possible if there are errors or required additions.

Based on the following information:
http://pittsburghcitypaper.ws/archive.cfm?type=Political%20Footballs&action=getComplete&ref=1304
and similar newspaper and TV news releases: .

"The *Philadelphia Inquirer* reported that Senator Fumo had used his political leverage to convince energy company PECO and the Delaware River Port Authority to secretly donate nearly $27 million to a community group which is controlled by his staff. and which operates mostly in his district The deals were made in the
late 1990s and 2000, when Fumo was involved in electricity deregulation and in negotiating payments by DRPA to the City of Philadelphia."

   A. Proposal #1- It is recommended that Exelon/PECO executives who approved these payments have their employment terminated.
   B. Proposal #2- It is recommended that the donated monies be recovered and returned to both Exelon customers and shareholders
   C. Proposal #3- It is recommended that company charitable contributions over $50,000 be approved by the board of directors
   D. Proposal #4- It is recommended that contributions over $1 million dollars require stockholder approval
   E. Proposal #5- It is recommended that political contributions not be permitted "

Note: If this proposal passes your review yet does not appear on the 2006 proxy statement. I will immediately notify the SEC, the State of Pennsylvania's Attorney General's Office and the PUC to investigate why it was not so posted

As of 1/1/2005, I currently own 46 shares of Exelon common stock Value as of 2/8/2005 was $2,108.64. The stock is held in my Wachovia On-line Brokerage account

_____, 2/9/2005

Bernard H. Meyer, Exelon stockholder.

*** FISMA & OMB Memorandum M-07-16 ***

From: o_Peters, Scott (Genco)
Sent: Monday, February 28, 2005 6:43 PM
T *** FISMA & OMB Memorandum M-07-16 ***
Cc: Ghisu, Edmond J. (Phila); Gerlach, Robert (Phila); Katherine.Combs@exeloncorp.com
Subject: Exelon 2006 Shareholder Proposal

February 28, 2005

VIA FEDERAL EXPRESS
AND E-MAIL

Mr. Bernard H. Meyer

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Procedural and Eligibility Deficiencies Pursuant to
       Reg. § 240.14a-8(f)(1)

Dear Mr. Meyer:

I am writing in response to your February 9, 2005 letter, which we received
on February 14, 2005, relating to a series of shareholder proposals that you
wish to have included in the proxy statement for the annual meeting of the
shareholders of Exelon Corporation to be held in 2006 (collectively, the
"Proposals").

The submission of shareholder proposals is governed by the rules and
regulations promulgated by the Securities and Exchange Commission (the
"SEC"), particularly Reg. § 240.14a-8 (a copy of which is enclosed for your
review). Under Reg. § 240.14a-8(b)(1), in order to submit a proposal you
must have continuously held at least $2,000 in market value of Exelon common
stock for at least one year before you submitted your proposals, and you
must continuously hold those shares through the date of the 2006 annual
meeting.

You state in your letter that you are the holder of 46 shares of Exelon
common stock and that you hold these shares in a "Wachovia On-line Brokerage
account." Pursuant to Reg. § 2401.14a-8(b)(2), you need to submit a written
statement from your broker verifying the number of shares of Exelon common
stock that you held for at least one year before the date on which you

submitted your proposals (the "Broker Statement"). You also need to include with the Broker Statement a written statement from you that you intend to continue to hold the shares in question through the date of the 2006 annual meeting (the "Ownership Affirmation").

In addition, pursuant to Reg. § 240.14a-8(c), a shareholder proponent is entitled to raise one proposal for consideration at a particular meeting of the shareholders. You have set forth in your February 9th letter five separate shareholder proposals (labeled Proposal #1 through Proposal #5). You need to advise us as to which of the five Proposals you which to raise in accordance with Reg. § 240.14a-8(c), with the remaining four no longer being submitted for consideration (the "Proposal Selection").

Pursuant to Reg. § 240.14a-8(f)(1), you have fourteen calendar days from the date of your receipt of this letter to provide to us (1) the Broker Statement, (2) the Ownership Affirmation and (3) the Proposal Selection. If you fail to follow these eligibility and procedural requirements as outlined above, Exelon may exclude the Proposals from the 2006 proxy statement and form of proxy.

I look forward to your response to this letter. I can be reached by regular mail at the address above, by email at scott.peters@exeloncorp.com <mailto:scott.peters@exeloncorp.com> or by telephone at 312-394-7252.

Very truly yours,

Scott N. Peters
Assistant Secretary, SEC and
PUHCA Counsel

SNP/eg
Enclosure
cc (w/enc.):   SEC, Division of Corporation Finance
              Katherine K. Combs
              Robert C. Gerlach
              Edmond J. Ghisu

As you are aware, the Proposals are identical to the series of shareholder proposals that you previously submitted to Exelon on January 4, 2004 for inclusion in the proxy statement for the annual meeting of shareholders to be held in 2005. On February 7, 2005, Exelon submitted to the SEC a request for no-action relief regarding Exelon's intent to omit those earlier proposals from its proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "No-Action Request") because, among other reasons, you failed to satisfy the requirements of Reg. § .

240.14a-8(b)(1) (discussed herein).

<<2006 Meyer Proposal.pdf>> <<Rule 14a-8 -- Proposals of Security
Holders.htm>>

February 8, 2005

Ms. Katherine K. Combs
Vice President, Corporate
Secretary and Deputy General Counsel
Exelon Corporation,
10 South Dearborn Street, 37th Floor
P.O. Box 805398,
Chicago, Illinois 60680-5398.

Dear Ms. Combs:

Below is my proxy statement proposal for 2006. Please respond as soon as possible if there are errors or required additions.

Based on the following information:
http://pittsburghcitypaper.ws/archive.cfm?type=Political%20Footballs&action=getComplete&ref=1304
and similar newspaper and TV news releases:

"The *Philadelphia Inquirer* reported that Senator Fumo had used his political leverage to convince energy company PECO and the Delaware River Port Authority to secretly donate nearly $27 million to a community group which is controlled by his staff, and which operates mostly in his district. The deals were made in the
late 1990s and 2000, when Fumo was involved in electricity deregulation and in negotiating payments by DRPA to the City of Philadelphia."

    A. Proposal #1- It is recommended that Exelon/PECO executives who approved these payments have their employment terminated.
    B. Proposal #2- It is recommended that the donated monies be recovered and returned to both Exelon customers and shareholders.
    C. Proposal #3- It is recommended that company charitable contributions over $50,000 be approved by the board of directors.
    D. Proposal #4- It is recommended that contributions over $1 million dollars require stockholder approval.
    E. Proposal #5- It is recommended that political contributions not be permitted. "

Note: If this proposal passes your review yet does not appear on the 2006 proxy statement, I will immediately notify the SEC, the State of Pennsylvania's Attorney General's Office and the PUC to investigate why it was not so posted.

As of 1/1/2005, I currently own 46 shares of Exelon common stock. Value as of 2/8/2005 was $2,108.64. The stock is held in my Wachovia On-line Brokerage account.

Bernard H. Meyer , 2/9/2005

Bernard H. Meyer, Exelon stockholder,

*** FISMA & OMB Memorandum M-07-16 ***

The Securities Lawyer's Deskbook

Regulatory History

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Main Table of Contents

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to

hold those securities through the date of the meeting.

2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

   i.   The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

   ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

        A.   A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

        B.   Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

        C.   Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's

principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a

company rely to exclude my proposal?

1. **Improper under state law:** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. **Violation of law:** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. **Violation of proxy rules:** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. **Personal grievance; special interest:** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. **Relevance:** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. **Absence of power/authority:** If the company would lack the power or authority to implement the proposal;

7. **Management functions:** If the proposal deals with a matter relating to the company's ordinary business operations;

8. **Relates to election:** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which

should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. **Question 11:** May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. **Question 12:** If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

   1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

   2. The company is not responsible for the contents of your proposal or supporting statement.

m. **Question 13:** What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

   1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

   2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

   3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

     i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

     ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119; May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

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_____ Exhibit C

From: Bernard Meyer *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, February 28, 2005 8:27 PM
To: o_Peters, Scott (Genco); Ghisu, Edmond J. (Phila)
Subject: Re: Exelon 2006 Shareholder Proposal

Dear Mr. Peters,

What a bunch of bull shit!!! Wrap my proposals in one with subsets. Tomorrow
I will contact my broker to get the added information.

Your effort to limit shareholders' complaints is being forwarded to the SEC and
my state and federal legislators.

You already explained in nauseating detail why my 2005 proposals were not
acceptable. I therefore corrected them with my proposal(s) for 2006.

Mr. Meyer

----- Original Message -----
From: <scott.peters@exeloncorp.com>
*** FISMA & OMB Memorandum M-07-16 ***
Cc: <ghisue@ballardspahr.com>; <gerlach@ballardspahr.com>;
<Katherine.Combs@exeloncorp.com>
Sent: Monday, February 28, 2005 6:43 PM
Subject: Exelon 2006 Shareholder Proposal

February 28, 2005

VIA FEDERAL EXPRESS
AND E-MAIL

Mr. Bernard H. Meyer

        *** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Procedural and Eligibility Deficiencies Pursuant to
Reg. § 240.14a-8(f)(1)

Dear Mr. Meyer:

I am writing in response to your February 9, 2005 letter, which we received on February 14, 2005, relating to a series of shareholder proposals that you wish to have included in the proxy statement for the annual meeting of the shareholders of Exelon Corporation to be held in 2006 (collectively, the "Proposals").

The submission of shareholder proposals is governed by the rules and regulations promulgated by the Securities and Exchange Commission (the "SEC"), particularly Reg. § 240.14a-8 (a copy of which is enclosed for your review). Under Reg. § 240.14a-8(b)(1), in order to submit a proposal you must have continuously held at least $2,000 in market value of Exelon common stock for at least one year before you submitted your proposals, and you must continuously hold those shares through the date of the 2006 annual meeting.

You state in your letter that you are the holder of 46 shares of Exelon common stock and that you hold these shares in a "Wachovia On-line Brokerage account." Pursuant to Reg. § 2401.14a-8(b)(2), you need to submit a written statement from your broker verifying the number of shares of Exelon common stock that you held for at least one year before the date on which you submitted your proposals (the "Broker Statement"). You also need to include with the Broker Statement a written statement from you that you intend to continue to hold the shares in question through the date of the 2006 annual meeting (the "Ownership Affirmation").

In addition, pursuant to Reg. § 240.14a-8(c), a shareholder proponent is entitled to raise one proposal for consideration at a particular meeting of the shareholders. You have set forth in your February 9th letter five separate shareholder proposals (labeled Proposal #1 through Proposal #5). You need to advise us as to which of the five Proposals you which to raise in accordance with Reg. § 240.14a-8(c), with the remaining four no longer being submitted for consideration (the "Proposal Selection").

Pursuant to Reg. § 240.14a-8(f)(1), you have fourteen calendar days from the date of your receipt of this letter to provide to us (1) the Broker Statement, (2) the Ownership Affirmation and (3) the Proposal Selection. If you fail to follow these eligibility and procedural requirements as outlined above, Exelon may exclude the Proposals from the 2006 proxy statement and form of proxy.

I look forward to your response to this letter. I can be reached by regular mail at the address above, by email at scott.peters@exeloncorp.com <mailto:scott.peters@exeloncorp.com> or by telephone at 312-394-7252.

Very truly yours,

Scott N. Peters

Assistant Secretary, SEC and
PUHCA Counsel

SNP/eg
Enclosure
cc (w/enc.): SEC, Division of Corporation Finance
Katherine K. Combs
Robert C. Gerlach
Edmond J. Ghisu

As you are aware, the Proposals are identical to the series of
shareholder proposals that you previously submitted to Exelon on January 4,
2004 for inclusion in the proxy statement for the annual meeting of
shareholders to be held in 2005. On February 7, 2005, Exelon submitted to
the SEC a request for no-action relief regarding Exelon's intent to omit
those earlier proposals from its proxy statement and form of proxy for its
2005 annual meeting of shareholders (the "No-Action Request") because, among
other reasons, you failed to satisfy the requirements of Reg. §
240.14a-8(b)(1) (discussed herein).

<<2006 Meyer Proposal.pdf>> <<Rule 14a-8 -- Proposals of Security
Holders.htm>>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.